                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3

                                QUARTERLY REPORT


                    FOR THE QUARTER ENDED SEPTEMBER 30, 2004



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



   This report is being submitted as a combined filing for NiSource Inc. and
                             Columbia Energy Group.



       Please direct all inquiries to Jeffrey Grossman, Vice President and
                  Controller of NiSource Inc. at 219-647-5675



                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS


                                                                                                  Page
                                                                                                  ----
ITEM 1.  ORGANIZATION CHART.................................................................        3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS.....................        4

ITEM 3.  ASSOCIATE TRANSACTIONS.............................................................        4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT....................................................        6

ITEM 5.  OTHER INVESTMENTS..................................................................        6

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS..................................................        7

EXHIBITS....................................................................................        8

SIGNATURE...................................................................................        9

EXHIBIT A...................................................................................       10

ITEM 1.  ORGANIZATION CHART



              NAME OF COMPANY                                                            PERCENTAGE
       (ORGANIZATION CHART HIERARCHY)             ENERGY OR                               OF VOTING
   (INACTIVE COMPANIES DENOTED WITH (*))         GAS-RELATED      DATE OF     STATE OF   SECURITIES
  (REPORTING COMPANIES DENOTED WITH (**))          COMPANY     ORGANIZATION ORGANIZATION    HELD       NATURE OF BUSINESS
------------------------------------------------------------------------------------------------------------------------------------
NiSource Inc.                                          N/A           N/A         N/A        N/A                 N/A
 Columbia Energy Group                                 N/A           N/A         N/A        N/A                 N/A
   Columbia Atlantic Trading Corporation (**)      Gas-related    03/19/74    Delaware     100%        Gas-related ventures
   Columbia Deep Water Services Company (**)       Gas-related    01/07/98    Delaware     100%      Gas pipeline development
   Columbia Energy Services Corporation (**)     Energy-related   06/06/60    Kentucky     100%       Energy-related services
      NewPower Holdings (**)                     Energy-related   06/29/00    Delaware     1.0%            Gas Marketing
   Columbia Gas Transmission Corporation (**)      Gas-related    03/03/69    Delaware     100%       Interstate gas pipeline
   Columbia Gulf Transmission Company (**)         Gas-related    05/28/58    Delaware     100%       Interstate gas pipeline
 Energy USA, Inc.                                      N/A           N/A         N/A        N/A                 N/A
   EnergyUSA-TPC Corporation (**)                Energy-related   08/10/00    Delaware     100%            Gas marketing
   NI Energy Services Transportation, Inc. (**)    Gas-related    06/18/98     Indiana     100%            Gas pipeline
   NI-TEX, Inc.                                        N/A           N/A         N/A        N/A                 N/A
      Laredo Nueces Pipeline Company (*) (**)      Gas-related    09/19/98      Texas       50%            Gas pipeline
 Granite State Gas Transmission (**)               Gas-related    10/24/55  New Hampshire  100%       Interstate gas pipeline
 NI Energy Services, Inc.                              N/A           N/A         N/A        N/A                 N/A
   Crossroads Pipeline Company (**)                Gas-related    04/05/93     Indiana     100%       Interstate gas pipeline
   NESI Power Marketing, Inc. (*) (**)           Energy-related   07/18/96     Indiana     100%           Power Marketing
 NiSource Energy Technologies, Inc.                    N/A           N/A         N/A        N/A                 N/A
   SunPower Corporation (**)                     Energy-related   04/24/85   California    14.7%     Developer of solar cells
   Acumentrics Corporation (**)                  Energy-related   08/18/94  Massachusetts  3.1%  Developer of solid oxide fuel cells
 NiSource Retail Service, Inc. (**)              Energy-related   11/12/03    Delaware     100%       Energy-related services
 Northern Indiana Fuel and Light Company, Inc.         N/A           N/A         N/A        N/A                 N/A
------------------------------------------------------------------------------------------------------------------------------------

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

   Company      Type of        Principal                                    Person to        Collateral      Consideration
   Issuing     Security        Amount of     Issue or       Cost of       Whom Security      Given with      Received for
  Security      Issued         Security       Renewal       Capital        was Issued         Security       Each Security
---------------------------------------------------------------------------------------------------------------------------
None


CAPITAL CONTRIBUTIONS:

        Company                      Company
     Contributing                   Receiving                    Amount of
        Capital                      Capital               Capital Contribution
------------------------------------------------------------------------------------
None


ITEM 3.  ASSOCIATE TRANSACTIONS (in thousands)


PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

  Reporting Company       Associate Company     Types of Services    Direct Costs   Indirect Costs   Cost of     Total Amount
  Rendering Services     Receiving Services          Rendered           Charged        Charges       Capital        Billed
--------------------------------------------------------------------------------------------------------------------------------
Columbia Gulf                                      Operation &
Transmission             Columbia Deep Water       Maintenance            $11             -             -             $11
--------------------------------------------------------------------------------------------------------------------------------

ITEM 3.  ASSOCIATE TRANSACTIONS (continued) (in thousands)


PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES


  Associate Company       Reporting Company     Types of Services    Direct Costs   Indirect Costs   Cost of     Total Amount
  Rendering Services     Receiving Services          Rendered           Charged        Charges       Capital        Billed
-------------------------------------------------------------------------------------------------------------------------------
NiSource Corporate        Columbia Atlantic
Services Company               Trading            Administrative     $         1             -             -      $        1

Columbia Gulf                                      Operation &
Transmission             Columbia Deep Water       Maintenance       $        11             -             -      $       11

NiSource Corporate
Services Company         Columbia Deep Water      Administrative     $         5             -             -      $        5

NiSource Corporate         Columbia Energy
Services Company              Services            Administrative     $        99             -             -      $       99

NiSource Corporate          Columbia Gas
Services Company            Transmission          Administrative     $    10,860             -             -      $   10,860

NiSource Corporate          Columbia Gulf
Services Company            Transmission          Administrative     $     2,525             -             -      $    2,525

NiSource Corporate
Services Company            EnergyUSA-TPC         Administrative     $       228             -             -      $      228

NiSource Corporate
Services Company          Granite State Gas       Administrative     $       108             -             -      $      108

NiSource Corporate
Services Company         Crossroads Pipeline      Administrative     $        81             -             -       $      81

NiSource Corporate         NiSource Retail
Services Company           Service Company        Administrative     $       114             -             -       $     114
-------------------------------------------------------------------------------------------------------------------------------

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT (in thousands)

INVESTMENTS IN ENERGY-RELATED COMPANIES:
    Total consolidated capitalization as of September 30, 2004                           $10,173,634                     Line 1

    Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                   $ 1,526,045                     Line 2

    Greater of $50 million or line 2                                                                       $1,526,045    Line 3

    Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related services                                                              $        10
                                                                                         ------------
    Total current aggregate investment                                                                     $       10    Line 4
                                                                                                           -----------
    Difference between the greater of $50 million or 15% of
    capitalization and the total aggregate investment of
    the registered holding company system (line 3 less line 4)                                             $1,526,035    Line 5

INVESTMENTS IN GAS-RELATED COMPANIES:
    Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related business
                                                                                         ------------
    Total current aggregate investment                                                                     $        -
                                                                                                           -----------


ITEM 5.  OTHER INVESTMENTS (in thousands)
-------  --------------------------------

                                                Other Investment in     Other Investment in
        Major Line of Energy-                   last U-9C-3 Report      this U-9C-3 Report      Reason for difference
          Related Business *                       (in thousands)          (in thousands)         in Other Investment
-----------------------------------------      --------------------     --------------------    ---------------------
Gas Pipeline and Pipeline Development                 $2,211,177              $2,216,547                  a
Other Gas-Related Business                                     -                       -                  -
Gas and Power Marketing                               $  473,141              $  449,503                  b
Other Energy-Related Business                         $  504,042              $  473,903                  c


* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58(b)(2). For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 (date on which NiSource became a registered holding company) in pre-existing subsidiaries that could have been acquired pursuant to Rule 58(b)(2).

a. In the third quarter of 2004, Columbia Gas Transmission, Columbia Gulf Transmission, NI Energy Services Transportation, Columbia Deep Water and Granite State Gas received equity contributions via a tax savings allocation totaling $5,376 thousand and Columbia Gas Transmissions debt decreased $6 thousand due to amortization of capital leases.

b. In the third quarter of 2004, guaranties for EnergyUSA-TPC decreased $23,650 thousands due to a decrease in activity and Northern Indiana Trading received an equity contribution via a tax savings allocation of $12 thousand.

c. In the third quarter of 2004, Columbia Energy Services guaranties of $30,139 thousand expired.

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.

                                    EXHIBITS

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

       NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

       EXHIBIT A










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


                                    SIGNATURE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.








                                                       NiSource Inc
                                            --------------------------------
                                                       (Registrant)







Date:  November 15, 2004                By:      /s/ Jeffrey W. Grossman
                                            --------------------------------
                                                    Jeffrey W. Grossman
                                                      Vice President
                                               (Principal Accounting Officer
                                               and Duly Authorized Officer)

                                    EXHIBIT A


CERTIFICATE

NiSource's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2004 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of each such state utility commission is:

     Public Service Commission of Maryland
     6 St. Paul Centre
     Baltimore, MD 21202

     Public Utilities Commission of Ohio
     180 East Broad Street
     Columbus, OH 43215

     Pennsylvania Public Utility Commission
     901 North 7th Street Rear
     Harrisburg, PA 17105-3265

     Virginia State Corporation Commission
     1300 East Main Street
     Richmond, VA 23219

     Indiana Utility Regulatory Commission
     302 West Washington Street, Room E 306
     Indianapolis, IN  46204

     Maine Public Utilities Commission
     242 State Street
     Augusta, ME  04333

     Massachusetts Department of Telecommunications & Energy
     One South Station
     Boston, MA  02110

     New Hampshire Public Utilities Commission
     8 Old Suncook Road
     Concord, NH  03301




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